Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Exhibit

The following is a summary of the Group’s investment properties as of June 30, 2020 prepared in accordance with SEC Regulation S-X 12-28 (all amounts in millions, except otherwise indicated):

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition

Rental properties

Operations Center in Argentina
Abasto Shopping	-	206	5,667	260	206	5,927	6,133	3	1,195	7,331	Nov-98	Jul-94
Alto Palermo Shopping	-	183	8,439	551	183	8,990	9,173	5	(301)	8,877	Oct-90	Nov-97
Alto Avellaneda	-	365	3,697	834	365	4,531	4,896	9	100	5,005	Oct-95	Dec-1997
Alcorta Shopping	-	220	2,800	720	220	3,520	3,740	1	1,499	5,240	Jun-92	Jun-97
Alto Noa	-	8	970	173	8	1,143	1,151	-	95	1,246	Sep-94	Mar-95
Buenos Aires Design	-	-	137	-	-	137	137	-	(137)	-	Nov-93	Nov-97
Patio Bullrich	-	177	3,055	339	177	3,394	3,571	1	(1,058)	2,514	Sep-88	Oct-98
Alto Rosario	-	794	405	962	794	1,367	2,161	5	2,256	4,422	Nov-04	Nov-04
Mendoza Plaza	-	222	1,593	1,029	222	2,622	2,844	12	(771)	2,085	Jun-94	Dec-1994
Dot Baires Shopping	-	677	602	4,724	677	5,326	6,003	6	(369)	5,640	May-09	Nov-06
Córdoba Shopping	Antichresis	81	1,326	271	81	1,597	1,678	-	(315)	1,363	Mar-90	Dec-2006
Distrito Arcos	-	-	-	2,270	-	2,270	2,270	-	(234)	2,036	-	Nov-09
Alto Comahue	-	55	198	2,557	55	2,755	2,810	-	(1,450)	1,360	-	May-06
Patio Olmos	-	167	311	1	167	312	479	1	488	968	May-95	Sep-07
Soleil Premium Outlet	-	179	601	484	179	1,085	1,264	1	732	1,997	-	Jul-10
Dot building	-	153	50	2,030	153	2,080	2,233	11	2,305	4,549	Sep-10	Nov-06
Bouchard 710	-	1,387	1,138	88	1,387	1,226	2,613	3	4,186	6,802	-	Jun-05
Bouchard 551	-	80	61	64	80	125	205	-	129	334	-	Mar-07
Intercontinental Plaza	-	42	603	3	42	606	648	1	266	915		Nov-97
BankBoston tower	-	1,282	964	4	1,282	968	2,250	3	4,897	7,150	-	Aug-2007
República building	-	1,708	1,405	8	1,708	1,413	3,121	1	6,534	9,656	-	Apr-2008
Phillips building	-	-	1,453	1	-	1,454	1,454	-	1,418	2,872	-	Jun-17
Zetta building	-	462	-	3,579	462	3,579	4,041	128	9,109	13,278	-	Dec -14
Catalinas building	-	1,453	-	4,143	1,453	4,143	5,596	255	8,730	14,581	-	May-10
Others	-	252	1,040	414	252	1,454	1,706	-	3,160	4,866	N/A	N/A

Operations Center in Israel
Tivoli	-	360	4,502	2,896	360	7,398	7,758	-	7,855	15,613	Apr-11	Oct-15
HSBC	Mortgage	13,771	5,113	655	13,771	5,768	19,539	-	49,176	68,715	1927-1984	Oct-15
Others	-	2,843	6,441	690	2,843	7,131	9,974	-	(3,581)	6,393	N/A	N/A

Total rental properties		27,127	52,571	29,750	27,127	82,321	109,448	446	95,915	205,809

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition

Undeveloped parcels of land

Operations Center in Argentina
Building annexed to Dot	-	713	-	-	713	-	713	-	3,589	4,302	-	Nov-06
Luján plot of land	-	362	-	37	362	37	399	-	634	1,033	-	May-12
Caballito – Ferro	-	783	55	221	783	276	1,059	-	2,336	3,395	-	Nov-97
Santa María del Plata	-	3,345	877	-	3,345	877	4,222	-	17,284	21,506	-	Jul-97
La Plata plot of land	-	402	-	-	402	-	402	-	606	1,008	-	Mar-18
Intercontinental tower B	-	358	14	575	358	589	947	-	211	1,158	-	-
Others	-	126	42	72	126	114	240	-	382	622	-	-

Operations Center in Israel
Tivoli	-	804	-	10	804	10	814	-	128	942	Apr-11	Oct-15

Total undeveloped parcels of land		6,893	988	915	6,893	1,903	8,796	-	25,170	33,966

Properties under development

Operations Center in Argentina
PH Office Park	-	-	-	16	-	16	16	-	-	16	in progress	-
Building annexed to Alto Palermo Shopping	-	605	-	1,072	605	1,072	1,677	-	221	1,898	in progress	-
EH UTE	-	-	-	114	-	114	114	-	(33)	81	in progress	-
Others	-	-	-	159	-	159	159	-	(12)	147	N/A	N/A

Operations Center in Israel
Tivoli	-	77	1,092	447	77	1,539	1,616	-	(192)	1,424	in progress	Oct-15

Total properties under development		682	1,092	1,808	682	2,900	3,582	-	(16)	3,566
Total		34,702	54,651	32,473	34,702	87,124	121,826	446	121,069	243,341

(i) The breakdown of investment properties as of June 30, 2020 not includes leased farmlands for the amount of ARS 4,445.

(1) Properties located in Argentina.
(2) Properties located in United States of America.
(3) Properties located in Israel.